Filed by PBRELF I, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Trinity Merger Corp.
Commission File No: 001-38488

Trinity Merger Corp. Announces Meeting Date for Special Meeting of Stockholders and
Special Meeting of Public Warrant Holders
and Broadmark Announces Meeting Date for Special Meetings of Members
Relating to Previously Announced Business Combination

Honolulu and Seattle, October 21, 2019—Trinity Merger Corp. (Nasdaq: TMCX, TMCXW, TMCXU) (“Trinity”) and the Broadmark real estate lending companies announced today that they have set the dates for their respective special meetings relating to the previously announced business combination (the “Business Combination”) by and among Trinity and its wholly owned subsidiaries and PBRELF I, LLC, BRELF II, LLC, BRELF III, LLC, BRELF IV, LLC, and their respective management companies (collectively, with PBRELF I, LLC, BRELF II, LLC, BRELF III, LLC, BRELF IV, LLC, “Broadmark”).

For Trinity Stockholders and Warrant Holders:

Trinity has set November 12, 2019 as the date for the special meeting of stockholders of Trinity (the “Stockholders Meeting”) and the special meeting of holders of Trinity’s public warrants (the “Warrant Holders Meeting”).  The record date for securities entitled to vote at the Stockholders Meeting and the Warrant Holders Meeting is October 15, 2019.

At the Stockholders Meeting, the stockholders of Trinity will be asked to approve and adopt the previously announced Business Combination and such other proposals as are discussed in the joint proxy statement/prospectus.  At the Warrant Holders Meeting, holders of public warrants of Trinity will be asked to approve and adopt the previously announced proposal to amend certain terms of the underlying warrant agreement as discussed in the joint proxy statement/prospectus.

The Warrant Holders Meeting will take place at 9:30 AM Eastern Time on November 12, 2019 and the Stockholders Meeting will take place following the Warrant Holders Meeting at 10:00 AM Eastern Time, in each case at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, NY 10166.

For Broadmark Members:

Broadmark has set November 12, 2019 as the date for the special meetings of members (the “Members Meetings”).  The record date for members to be entitled to vote at the Members Meetings is October 11, 2019.  At the Members Meetings, the members of the respective Companies will be asked to approve and adopt the previously announced Business Combination and such other proposals as are discussed in the joint proxy statement/prospectus.

The Broadmark Members Meetings will be held for PBRELF I, LLC, BRELF II, LLC, BRELF III, LLC, BRELF IV, LLC at 8 AM PST, 8:30 AM PST, 9:00 AM PST and 9:30 AM PST, respectively.  The Broadmark Members Meetings will be held at 1420 Fifth Avenue, Suite 475, Seattle, WA 98101.

If the proposals at the Stockholders Meeting, the Warrant Holders Meeting and the Members Meetings are approved, the parties anticipate that the closing of the Business Combination will occur shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

Additional Information

In connection with the proposed transaction, a registration statement on Form S-4 (the “Registration Statement”) of Trinity Sub Inc., a Maryland corporation which will change its name to Broadmark Realty Capital Inc. at the completion of the transaction (“Broadmark Realty”), has been declared effective by the Securities and Exchange Commission (“SEC”), which includes a definitive joint proxy statement/prospectus. Trinity Merger Corp. (“Trinity”) will mail the definitive joint proxy statement/prospectus on or about October 21, 2019 to Trinity’s stockholders of record and warrant holders of record as of October 15, 2019, and Broadmark will mail the definitive joint proxy statement/prospectus on or about October 21, 2019 to its members of record as of October 11, 2019.  Investors and security holders of Trinity and Broadmark are advised to read the Registration Statement and the definitive joint proxy statement/prospectus contained therein and any documents filed in connection therewith,  in connection with Trinity’s solicitation of proxies for its special meetings of stockholders and warrant holders and Broadmark’s solicitation of proxies for its special meeting of members of each Company (as defined herein), in each case to be held to approve the proposed transaction because the definitive joint proxy statement/prospectus contains important information about the proposed transaction and the parties to the proposed transaction.  Stockholders and warrant holders will also be able to obtain copies of the Registration Statement and definitive joint proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Trinity Merger Corp., 55 Merchant Street, Suite 1500, Honolulu, HI 96813.  Broadmark members will also be able to obtain copies of the Registration Statement and definitive joint proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by request to Pyatt Broadmark Management, LLC, 1420 Fifth Avenue, Suite 2000, Seattle, WA 98101, Attn:  Adam Fountain.

Participants in the Solicitation

Trinity, Broadmark Realty and Broadmark and their respective directors, executive officers, other members of management, employees and others acting on their behalf, under SEC rules, may be deemed to be participants in the solicitation of proxies of Trinity’s stockholders and warrant holders and Broadmark’s members in connection with the proposed transaction.  Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Trinity’s directors and officers in Trinity’s filings with the SEC, including Trinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, and the names and interests in the proposed transaction of Broadmark’s directors and managers, disclosed in the joint proxy statement statement/prospectus relating to the proposed business combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions.  These forward-looking statements include statements regarding Trinity’s industry, future events, the proposed transaction among Trinity, Broadmark Realty, Trinity Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Broadmark Realty, Trinity Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Broadmark Realty, PBRELF I, LLC, a Washington limited liability company (“PBRELF”), BRELF II, LLC, a Washington limited liability company (“BRELF II”), BRELF III, LLC, a Washington limited liability company (“BRELF III”), BRELF IV, LLC, a Washington limited liability company (“BRELF IV” and, together with PBRELF, BRELF II and BRELF III, the “Companies” and each a “Company”), Pyatt Broadmark Management, LLC, a Washington limited liability company (“MgCo I”), Broadmark Real Estate Management II, LLC, a Washington limited liability company (“MgCo II”), Broadmark Real Estate Management III, LLC, a Washington limited liability company (“MgCo III”), and Broadmark Real Estate Management IV, LLC, a Washington limited liability company (“MgCo IV” and, together with MgCo I, MgCo II, MgCo III, and the Companies and their respective subsidiaries, “Broadmark”), the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts.

These statements are based on the current expectations of each of Trinity’s and Broadmark’s management and are not predictions of actual performance.  These statements are subject to a number of risks and uncertainties regarding Trinity’s and Broadmark’s respective businesses and the transaction, and actual results may differ materially.  These risks and uncertainties include, but are not limited to, changes in the business environments in which Trinity and Broadmark operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industries in which Trinity and Broadmark operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Trinity’s or Broadmark’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the approvals of the stockholders of Trinity or of the members of Broadmark or a contemplated amendment to Trinity’s outstanding warrants is not obtained; failure to complete the previously disclosed contemplated PIPE financing expected to be completed in connection with the business combination; failure of Broadmark Realty to qualify as a REIT; failure of Broadmark Realty to obtain approval to list its common stock on the NYSE or maintain its listing on the Nasdaq Capital Market; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of Trinity and Broadmark; uncertainty as to the long-term value of Broadmark Realty’s common stock; and those discussed in Trinity’s Annual Report on Form 10-K for the year ended December 31, 2018 under the heading “Risk Factors”, as updated from time to time by Trinity’s Quarterly Reports on Form 10-Q and other documents of Trinity on file with the SEC or in the joint proxy statement/prospectus relating to the proposed business combination.  There may be additional risks that Trinity and Broadmark presently do not know or that Trinity and Broadmark currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.  In addition, forward-looking statements provide Trinity’s and Broadmark’s expectations, plans or forecasts of future events and views as of the date of this communication.  Trinity and Broadmark anticipate that subsequent events and developments will cause such parties’ assessments to change.  However, while Trinity and Broadmark may elect to update these forward-looking statements at some point in the future, both Trinity and Broadmark specifically disclaim any obligation to do so.  These forward-looking statements should not be relied upon as representing Trinity’s and Broadmark’s assessments as of any date subsequent to the date of this communication.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Trinity’s and Broadmark’s overall business, including those more fully described in Trinity’s and Broadmark Realty’s filings with the SEC, including, without limitation, the joint proxy statement/prospectus, as may be amended from time to time.  Forward-looking statements are not guarantees of performance, and speak only as of the date made, and none of Trinity or its management or Broadmark or its management undertakes any obligation to update or revise any forward-looking statements except as required by law.

About Trinity Merger Corp.

Trinity Merger Corp. is a special purpose acquisition company formed by HN Investors LLC, an affiliate of Trinity Real Estate Investments LLC, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

About Broadmark

Based in Seattle, Washington, and operating in multiple regions throughout the United States, Broadmark offers short-term, first deed of trust loans secured by real estate to fund the acquisition, renovation, rehabilitation or development of residential or commercial properties. Broadmark also manages and services its loan portfolio across a variety of market conditions and economic cycles. From its inception in 2010 through June 30, 2019, Broadmark has originated  over 1,000 loans with an aggregate face amount of approximately $2.0 billion. As of June 30, 2019, Broadmark’s combined portfolio of active loans had approximately $1.1 billion of principal commitments outstanding across 264 loans to over 200 borrowers in ten states plus the District of Columbia, of which approximately $0.7 billion was funded.

Contact:

Investors
IR@trinitymergercorp.com
213-318-0583